Exhibit (a)(x)

AMENDMENT NO. 1

TO

OFFER TO PURCHASE

INLAND AMERICAN REAL ESTATE TRUST, INC.

2901 BUTTERFIELD ROAD

OAK BROOK, IL 60523

(855) 377-0510

OFFER TO PURCHASE UP TO $350 MILLION

OF ITS SHARES OF OUTSTANDING COMMON STOCK

AT A PURCHASE PRICE OF NOT GREATER THAN $6.50

OR LESS THAN $6.10 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M., EASTERN TIME, APRIL 11, 2014,

UNLESS EXTENDED OR WITHDRAWN

Reference is made to that certain Offer to Purchase, dated March 14, 2014 (the “ Offer to Purchase “), pursuant to which Inland American Real Estate Trust, Inc. (the “Company”) is offering to purchase shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”), for cash in an amount up to $350 million at a price per Share specified by the tendering stockholders of not greater than $6.50 or less than $6.10 on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal and the Instructions to the Offer to Purchase. The Company hereby amends the Offer to Purchase as follows:

1.	The last sentence of the first full paragraph under the heading “4. Withdrawal Rights” on page 17 of the Offer is hereby amended and restated as follows:

“Stockholders may also withdraw Shares tendered at any time on or after May 8, 2014, if their Shares have not been accepted for payment prior to that time.”

2.	The introductory portion (up to and including the colon) of the second sentence of the first full paragraph under the heading “6. Conditions of the Offer” on page 19 of the Offer, which precedes the bulleted list of conditions to the Offer, is hereby amended and restated as follows:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer), if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events has occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment, regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with the acceptance for payment for the Shares tendered in the Offer:”

3.	The last sentence of the second paragraph under the heading “11. Plans and Proposals” on page 23 of the Offer is hereby deleted.